UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BAUSCH & LOMB INCORPORATED
(Name of Subject Company (Issuer) and Filing Person (Issuer))

2004 Senior Convertible Securities due 2023

Floating Rate Convertible Senior Notes due 2023
(Title of Class of Securities)

071707AM5 and 071707AK9
(CUSIP Number of Class of Securities)

Robert B. Stiles, Esq.

Senior Vice President and General Counsel

Bausch & Lomb Incorporated

One Bausch & Lomb Place

Rochester, New York 14604

(583) 338-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

David Lopez, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$196,597,000	$6,035.53

*

The transaction value shown is only for the purpose of calculating the filing fee. The amount shown assumes that $155,902,000 aggregate principal amount of the 2004 Senior Convertible Securities due 2023 are purchased at the offer price of $1,216.14 per $1,000 principal amount plus accrued and unpaid interest up to but excluding October 19, 2007 and that $4,098,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due 2023 are purchased at the offer price of $1,216.14 per $1,000 principal amount plus accrued and unpaid interest up to but excluding October 19, 2007. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per million of the transaction valuation.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,035.53	Filing Party: Bausch & Lomb Incorporated
Form or Registration No.: Schedule TO-I (File No. 005-20467)	Date Filed: September 20, 2007

☐            Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issue tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Bausch & Lomb Incorporated, a New York corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on September 20, 2007, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by the Company with the Commission on October 9, 2007 and Amendment No. 2 to the Tender Offer Statement on Scheduled TO filed by the Company with the Commission on October 18, 2007 (as so amended, the “Schedule TO”), in connection with the offers (the “Offers”) by the Company to purchase for cash any and all of the Company’s outstanding 2004 Senior Convertible Securities due 2023 and Floating Rate Convertible Senior Notes due 2023 (together, the “Securities”). The Offers were made on the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement for the Securities dated as of September 19, 2007, as amended as of October 9, 2007, and the related Letter of Transmittal and Consent dated as of September 19, 2007.

Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with the Schedule TO, including all exhibits filed therewith.

ITEM 11.	ADDITIONAL INFORMATION.

On October 26, 2007 the Company issued a press release announcing the final results of the tender offers and consent solicitations, which expired at 8:00 a.m., New York City time, on October 26, 2007. A copy of the press release is filed herewith as an exhibit to this Schedule TO and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(v) Press Release issued by the Company on October 26, 2007.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BAUSCH & LOMB INCORPORATED

By:	/s/ Efrain Rivera
Name: Efrain Rivera
Title: Senior Vice President & Chief Financial Officer

Dated:  October 26, 2007

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EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase and Consent Solicitation Statement dated September 19, 2007, as amended as of October 9, 2007.*
(a)(1)(ii)	Letter of Transmittal and Consent.*
(a)(1)(iii)	Press Release issued by the Company on September 19, 2007.*
(a)(1)(iv)	Press Release issued by the Company on October 18, 2007.*
(a)(1)(v)	Press Release issued by the Company on October 26, 2007.**
(b)	None.
(d)(1)	Definitive Proxy Statement on Schedule 14A filed with the SEC on August 14, 2007 (incorporated herein by reference).
(d)(2)	Proxy Statement Supplements filed with the SEC on August 31, 2007 (incorporated herein by reference).
(g)	None.
(h)	None.

*                 Previously filed.

**          Filed herewith.

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